Via Facsimile and U.S. Mail
Mail Stop 6010

April 13, 2006

Mr. L.B. Brad Clarke
President
Organetix, Inc.
603 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 2T5

> **Re: Organetix, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 11, 2006**
> **File No. 000-29461**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.01 Form 8-K</u>

1.   Please revise your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2005 and subsequent interim period through the date of the termination there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-B. You should specify the "interim period" as the "interim period through April 10, 2006," which you designate as the date of dismissal.

2.   Please revise your filing to state whether the decision to change accountants was recommended or approved by your board of directors or an audit or similar

committee of your board of directors, as required by Item 304(a)(1)(iii) of
Regulation S-B.

3.   Please revise your filing to specify whether, during your past two fiscal years
        through the date of engagement, you consulted Meyler + Company LLP regarding
        any of the matters outlined in Item 304(a)(2) of Regulation S-B. Please also
        clarify to us whether "Meyler and Company CPA" is actually "Meyler +
        Company LLC" and revise your filing accordingly.

                                    *   *   *   *

        As appropriate, please amend your filings in response to these comments and
provide us the information requested within 5 business days of the date of this letter or
tell us when you will provide a response prior to the expiration of the 5-day period.
Please furnish a letter with your response that keys your response to our comments.
Detailed letters greatly facilitate our review. You should file the letter on EDGAR under
the form type label CORRESP. Please understand that we may have additional
comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3657.

Sincerely,

Amy C. Bruckner
Staff Accountant